THE OAK RESTAURANT

Elevated comfort food in the heart of Federal Hill.

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Table Of Content



Welcome Message



Introducing "Luxe Comfort Eats," a concept that reimagines comfort food in a lavish, accessible, and indulgent way.

Nestled in the heart of a bustling urban setting, this eatery combines the nostalgic charm of your favorite comfort dishes with the opulence of fine dining, at a reasonable price point creating a unique and unforgettable culinary experience.

Najee Saunders
Founder

THE OAK

restaurant & wine bar

Our Food

The cuisine and drinks we serve are Southern/ Caribbean Inspired cuisine with an elevated touch.



Our Food

Sample Menu of what our opening night would be.

Main Course

Jerk Chicken
Braised Lamb Shank

Oxtails
Red Snapper
Gulf Prawns
Oak Wings

Sides

Risotto
Macaroni and Cheese
Mashed potatoes
Remix pasta
French Fries

Vegetables

Okra
Broccolini
Roasted Brussels
Caesar Salad

The Vision

Current restaurant



The Vision

The Atmosphere: Upon entering "Oak", you're greeted by an ambiance that exudes sophistication and warmth.

The décor seamlessly blends modern elegance with rustic charm, featuring plush velvet banquettes, reclaimed wood accents, and soft, ambient lighting.

The restaurant's open kitchen concept allows diners to watch as skilled chefs transform familiar comfort ingredients into gourmet masterpieces.





The Vision

MY
COFFEE

Our Targeted Customer

- Families
- Busy Proffesionals
- Food enthusiast
- Nostalgia Seekers
- Celebration and Event Planners
- Young adults and millennials



PATH TO INTEGRATION

Construction
Month 1

During month 1 we will begin upgrading the current layout of the restaurant. Taking the visions shared on page 6 and transforming them to the layout shared on page 7 and 8.

Menu Tasting
Month 2

Begin having dry runs of the layout and flow of the restaurant. Also begin menu tasting.Here we will see how the systems will effectively work in the space. This will be the month we hire staff to get aquanited to the space.

Launch
Month 3

And were off!!! This month we will have a soft opening to the community. Here we will invite investors, political figures, and social media influencers to taste our menu and view the current space.

Monitor
Month 4

Monitor our current systems. Socially, community, technology and more importantly our team. Making the appropaite adjustments were needed

Adjust
Month 5

Redo the past four months make the necessary improvements to continuously become better. Revisit our menu to add seasonal items. Also adjusting our private dining area to welcome the public for the warmer months.

Contact



CALL

718-869-2375



EMAIL

NKSAUNDERS@THEREMIXKITCHENGROUP.COM

Thank You

Presentation 2023

